Filed by: ING Series Fund, Inc. (SEC File Nos.: 33-41694; 811-06352) pursuant to Rule 425 under the Securities Act of 1933, as amended.

ING Investment Management | May 15, 2012

ING Portfolio Changes	TALKING POINTS

ING Index Plus SmallCap Fund to be merged into ING Index Plus MidCap Fund (to be renamed ING SMID Cap Equity Fund)

On March 22, 2012, the Board of Directors of ING Series Fund, Inc. approved a proposal to reorganize ING Index Plus SmallCap Fund into ING Index Plus MidCap Fund, to will take place on or about July 20, 2012. The new consolidated fund will be renamed ING SMID Cap Equity Fund.

Merger Details

•            Effective Date: Friday, July 20, 2012.

•            Approved by the Board as in the interest of shareholders.

•            Intended to qualify for federal income tax purposes as a tax-free reorganization.

•            Not subject to approval by shareholders.

Overview of Changes

•            The two distinct index plus funds will be combined into one fund that will normally invest at least 80% of its net assets in securities of both small- and mid-capitalized companies, generally defined as those between $23 million and $9.7 billion (the range of market capitalizations in the Russell 2500 Index).

•            The Funds will use fundamental research capabilities, as well as, internally developed quantitative computer models led by Portfolio Managers Steve Salopek, Joseph Basset and James Hasso, backed by the ING Fundamental Equity research team and platform.

•            The combined Fund will invest in stocks the Sub-Adviser believes have the potential for long-term growth, as well as those that appear to be trading below their perceived value perceived value, long-term sustainable growth potential, and/or quality of management, based on internally developed quantitative computer models to evaluate financial and fundamental characteristics of over 2,000 companies.

•            The Investment Objective of the combined fund will be “the Fund seeks capital growth.”

•            The Funds’ Principal Risks will change as detailed in the Supplement dated March 29, 2012.

•            Fees and expenses will change as indicated in the chart below.

Fees and Expenses for ING SMID Cap Fund

Annual Fund Operating Expenses(1) (expenses you pay each year as a % of the value of your investment)	A	B	C	I	O	R	W
Management Fee	0.45%	0.45%	0.45%	0.45%	0.45%	0.45%	0.45%
Distribution and/or Shareholder Services (12b-1) Fees	0.25%	1.00%	0.75%	None	0.25%	0.50%	None
Administrative Services Fees	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%	0.10%
Other Expenses	0.27%	0.27%	0.27%	0.23%	0.27%	0.27%	0.27%
Total Annual Fund Operating Expenses	1.07%	1.82%	1.57%	0.78%	1.07%	1.32%	0.82%
Waivers and Reimbursements(2)	(0.08)%	(0.08)%	(0.08)%	(0.04)%	(0.08)%	(0.08)%	(0.08)%
Total Annual Portfolio Operating Expenses (After Waivers and Reimbursements)	0.99%	1.74%	1.49%	0.74%	0.99%	1.24%	0.74%

For internal use only.  Not for inspection by, distribution or quotation to, the general public.

Not FDIC Insured / May Lose Value / No Bank Guarantee

(1)          Expense ratios have been adjusted to reflect current contractual rates.

(2)          The adviser is contractually obligated to limit expenses to 1.00%, 1.75%, 1.50%, 0.75%, 1.00%, 1.25%, and 0.75% for Class A, Class B, Class C, Class I, Class O, Class R, and Class W shares respectively, through October 1, 2013. In addition, the adviser is contractually obligated to further limit expenses to 0.99%, 1.74%, 1.49%, 0.74%, 0.99%, 1.24%, and 0.74% for Class A, Class B, Class C, Class I, Class O, Class R, and Class W shares respectively, through October 1, 2013. These obligations will automatically renew for one-year terms unless they are terminated by the Portfolio or the adviser upon written notice within 90 days of the end of the current term or upon termination of the advisory agreement and are subject to possible recoupment by the adviser within three years. These obligations do not extend to interest, taxes, brokerage commissions, extraordinary expenses, and Acquired Fund Fees and Expenses.

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For internal use only.  Not for inspection by, distribution or quotation to, the general public.

©2012 ING Investments Distributor, LLC, 230 Park Avenue, New York, NY 10169

Not FDIC Insured / May Lose Value / No Bank Guarantee	CMTP-INDXSC EXP9/30/12

C11-3631